Exhibit 99.1

FOR IMMEDIATE RELEASE

BCP Investment Corporation Announces Third Quarter 2025 Financial Results

Reports 50.0% Increase in Total Investment Income and 94.2% in Net Investment Income

Announces Fourth Quarter 2025 Quarterly Base Distribution of $0.47 Per Share

Announces the Launch of the $9.0 Million Modified Dutch Auction Tender Offer

NEW YORK, November 6, 2025 – BCP Investment Corporation (NASDAQ: BCIC) (“BCIC” or “the Company”) announced today its financial results for the third quarter ended September 30, 2025.

Milestone

•

On July 15, 2025, the Company successfully completed the merger with Logan Ridge Finance Corporation (“LRFC”) with and into the Company, with the combined company now operating as BCP Investment Corporation. The transaction marked a significant milestone for the Company, providing increased scale, broader portfolio diversification, and enhanced operating efficiencies.

Third Quarter 2025 Highlights

•	Total investment income for the third quarter of 2025 increased 50.0% to $18.9 million, from $12.6 million in the second quarter of 2025.

•	Core investment income[1], excluding the impact of purchase price accounting, for the third quarter of 2025 was $15.3 million, as compared to $12.6 million for the second quarter of 2025.

•	Net investment income (“NII”) for the third quarter of 2025 increased 94.2% to $8.8 million ($0.71 per share), as compared to $4.6 million ($0.50 per share) in the second quarter of 2025.

•	Net asset value (“NAV”), as of September 30, 2025, increased 40.4% to $231.3 million ($17.55 per share), as compared to NAV of $164.7 million ($17.89 per share) as of June 30, 2025.

•	Deployments of approximately $14.2 million and sales and repayments of approximately $43.8 million, resulting in net repayments and sales of approximately $29.6 million.

[1]

Core investment income represents reported total investment income as determined in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, less the impact of purchase discount accretion in connection with the Garrison Capital Inc. (“GARS”), Harvest Capital Credit Corporation (“HCAP”), and LRFC mergers. BCIC believes presenting core investment income and the related per share amount is a useful and appropriate supplemental disclosure for analyzing its financial performance due to the unique circumstance giving rise to the purchase accounting adjustment. However, core investment income is a non-U.S. GAAP measure and should not be considered as a replacement for total investment income and other earnings measures presented in accordance with U.S. GAAP. Instead, core investment income should be reviewed only in connection with such U.S. GAAP measures in analyzing BCIC’s financial performance.

•

Expect that between the tender offer, buybacks, and open market repurchases by management, the investment adviser and its affiliates, we anticipate total repurchases when combined with management’s, the Adviser’s and its affiliates’ ownership of BCIC’s outstanding common stock could approximate 10% of BCIC’s outstanding common stock by year end.

Subsequent Events

•

On October 7, 2025, the Company obtained a BBB- rating from a Nationally Recognized Statistical Rating Organization (“NRSRO”) with respect to the 5.25% fixed-rate convertible notes due 2032 (the “2032 Convertible Notes”) and the 5.25% fixed-rate notes due 2026 (the “LRFC 2026 Notes”). Starting on October 7, 2025, as a result of the rating, the 2032 Convertible Notes and 2026 Notes have a fixed interest rate of 5.25% per annum.

•

On October 10, 2025, the Company entered into a note purchase agreement in connection with the issuance and sale of $35.0 million aggregate principal amount of its 7.50% notes due 2028 (the “2028 Notes”) and $75.0 million aggregate principal amount of its 7.75% notes due 2030 ( the “2030 Notes”, together with the 2028 Notes, the “Notes”), under an effective shelf registration statement. The offering closed and the Notes were issued on October 15, 2025. The 2028 Notes mature on October 15, 2028 and the 2030 Notes mature on October 15, 2030. Interest on each of the Notes is payable semi-annually on April 30 and October 30 of each year, commencing October 30, 2025.

•

On October 14, 2025, the Company notified the trustee, U.S. Bank Trust Company, National Association, of its election to redeem in full the $108.0 million aggregate principal amount outstanding of its 4.875% Notes Due 2026, with redemption expected on November 13, 2025.

•

On November 6, 2025, the Company declared a regular quarterly base distribution of $0.47 per share of common stock. The distribution is payable on November 25, 2025 to stockholders of record at the close of business on November 17, 2025.

•	Between October 1, 2025 and November 4, 2025, the Company repurchased 103,690 shares of its common stock for an aggregate cost of approximately $1.2 million at an average price of $11.62 per share.

•

The Company, its management, the Adviser, and the Company’s affiliates intend to commence a modified “Dutch Auction” tender offer (the “Tender Offer”) to purchase up to $9.0 million of the Company’s common stock. The Company is expected to offer to repurchase at least $7.5 million, with its management, the Adviser, and the Company’s affiliates repurchasing any remaining shares tendered up to $9.0 million. The Tender Offer is expected to commence on or after November 10, 2025 and expire at 11:59 p.m. Eastern time, on or after December 10, 2025, unless extended. Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest per-share price that will enable it, its management, the Adviser, and the Company’s affiliates to acquire up to $9.0 million of its common stock. All shares accepted in the Tender Offer will be purchased at the same price even if tendered at a lower price.

Management Commentary

Ted Goldthorpe, Chief Executive Officer of BCP Investment Corporation, stated, “We are pleased to report strong results for the third quarter, our first earnings as a combined company following the completion of our merger with LRFC on July 15, 2025. This milestone marks the beginning of a new chapter for BCIC, as we continue to leverage our expanded scale, broader portfolio diversification, and enhanced operating efficiency to drive long-term value for shareholders.

I am also pleased to report meaningful progress on the value creation initiatives we announced in June 2025. Notably, consistent with our previously stated intentions, the Company plans to commence a modified “Dutch Auction” tender offer of approximately $9.0 million. Combined with the daily share repurchases executed by the Company under the buyback program as well as open market purchases by management, the Adviser and its affiliates, we anticipate total repurchases when combined with management’s, the Adviser’s and its affiliates’ ownership of BCIC’s outstanding common stock could approximate 10% by year-end. These actions underscore our continued focus on driving shareholder value and narrowing the discount to NAV.

During the quarter, we generated net investment income of $8.8 million, or $0.71 per share, compared to $4.6 million, or $0.50 per share, in the prior quarter. We expect to realize further benefits of our expanded scale and broader investment platform.

Finally, consistent with our long-term approach to capital, we proactively extended and laddered our unsecured debt maturities, issuing $75 million of 7.75% notes due October 2030 and $35 million of 7.50% notes due October 2028, while initiating the redemption of our 4.875% notes due 2026, expected to be completed on or about November 13, 2025. These actions diversify funding, reduce near-term refinancing risk and enhance financial flexibility.

Looking ahead, our focus remains on disciplined capital allocation, maintaining a high-quality portfolio, and delivering attractive, risk-adjusted returns for our shareholders. With a larger, more diversified platform and a stronger balance sheet, we believe we are well positioned to drive continued earnings growth and long-term value creation.”

Selected Financial Highlights

•

Total investment income for the quarter ended September 30, 2025, was $18.9 million, of which $17.2 million was attributable to interest income, inclusive of payment-in-kind income, from the Debt Securities Portfolio. This compares to total investment income of $15.2 million for the quarter ended September 30, 2024, of which $12.7 million was attributable to interest income, inclusive of payment-in-kind income, from the Debt Securities Portfolio.

•

Core investment income for the quarter ended September 30, 2025, excluding the impact of purchase discount accretion, was $15.3 million, as compared to core investment income of $15.2 million for the quarter ended September 30, 2024.

•	Net investment income (“NII”) for the quarter ended September 30, 2025, was $8.8 million ($0.71 per share) as compared to $5.8 million ($0.63 per share) for the quarter ended September 30, 2024.

•	Net asset value (“NAV”) as of September 30, 2025, was $231.3 million ($17.55 per share), as compared to $164.7 million ($17.89 per share) for the second quarter of 2025.

•

Investment portfolio at fair value as of September 30, 2025, was $539.7 million, comprised of 116 different portfolio companies. Our debt investment portfolio, excluding our investments in the CLO Funds, equities and Joint Ventures, totaled $450.2 million at fair value as of September 30, 2025, and was spread across 28 different industries comprised of 79 different portfolio companies with an average par balance per entity of approximately $3.2 million. This compares to a total investment portfolio at fair value as of June 30, 2025, of $395.1 million, comprised of 96 different portfolio companies. Our debt investment portfolio, excluding our investments in the CLO Funds, equities and Joint Ventures, totaled $323.1 million at fair value as of June 30, 2025, spread across 25 different industries and comprised of 69 different portfolio companies, with an average par balance per entity of approximately $2.6 million.

•

Debt investments on non-accrual, as of September 30, 2025, were ten, representing 3.8% and 6.3% of the Company’s investment portfolio at fair value and amortized cost, respectively. This compares to six debt investments representing 2.1% and 4.8% of the Company’s investment portfolio at fair value and amortized cost, respectively, as of June 30, 2025. For illustrative purposes, if you were to combine the Company’s investment portfolio with LRFC’s as of June 30, 2025, the Company would have had nine debt investments on non-accrual status representing 2.5% and 6.2% of the combination of the Company’s and LRFC’s investment portfolio at fair value and amortized cost, respectively, as of June 30, 2025.

•	Weighted average annualized yield was approximately 13.8% (excluding income from non-accruals and collateralized loan obligations) as of September 30, 2025.

•

Par value of outstanding borrowings, as of September 30, 2025, was $324.6 million, which compares to $255.4 million from June 30, 2025, with an asset coverage ratio of total assets to total borrowings of 171% as compared to 165% as of June 30, 2025. On a net basis, leverage as of September 30, 2025, was 1.3x2 compared to 1.4x2 as of June 30, 2025.

[2]

Net leverage is calculated as the ratio between (A) debt, excluding unamortized debt issuance costs, less available cash and cash equivalents, and restricted cash and (B) NAV. BCIC believes presenting a net leverage ratio is useful and appropriate supplemental disclosure because it reflects the Company’s financial condition net of $17.4 million, $24.6 million and $23.5 million of cash and cash equivalents and restricted cash as of September 30, 2025, June 30, 2025, and March 31, 2025, respectively. However, the net leverage ratio is a non-U.S. GAAP measure and should not be considered as a replacement for the regulatory asset coverage ratio and other similar information presented in accordance with U.S. GAAP. Instead, the net leverage ratio should be reviewed only in connection with such U.S. GAAP measures in analyzing BCIC’s financial condition.

Results of Operations

Operating results for the three and nine months ended September 30, 2025, and September 30, 2024, were as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
($ in thousands, except share and per share amounts)	2025	2024	2025	2024
Total investment income	$18,940	$15,177	$43,688	$48,040

Net expenses	$10,092	9,375	25,943	29,535

Net Investment Income	8,848	5,802	17,745	18,505

Net realized gain (loss) on investments	(2,678)	(11,419)	(18,691)	(20,398)

Net change in unrealized gain (loss) on investments	15,525	4,511	(18,691)	(20,398)

Tax (provision) benefit on realized and unrealized gains (losses) on investments	1,935	—	1,726	537

Net realized and unrealized appreciation (depreciation) on investments, net of taxes	14,782	(6,908)	1,285	(21,245)

Net realized gain (loss) on extinguishment of debt	—	(403)	—	(655)

Net Increase (Decrease) in Net Assets Resulting from Operations	23,630	(1,509)	19,030	(3,395)

Net Increase (Decrease) In Net Assets Resulting from Operations per Common Share:
Basic:	$1.88	$(0.16)	$1.84	$(0.37)
Diluted:	$1.86	$(0.16)	$1.83	$(0.37)
Net Investment Income Per Common Share:
Basic:	$0.71	$0.63	$1.72	$1.99
Diluted:	$0.70	$0.63	$1.71	$1.99
Weighted Average Shares of Common Stock Outstanding — Basic	12,549,643	9,244,033	10,337,858	9,295,008
Weighted Average Shares of Common Stock Outstanding — Diluted	12,726,646	9,244,033	10,397,936	9,295,008

Investment Income

The composition of our investment income for the three and nine months ended September 30, 2025, and September 30, 2024, was as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Interest income, excluding CLO income and purchase discount accretion	$11,032	$11,434	$30,761	$35,109
Purchase discount accretion	3,618	25	3,634	210
PIK income	2,705	1,552	8,215	5,759
CLO income	79	254	371	1,335
JV income	1,500	1,669	4,130	5,122
Fees and other income	6	243	211	505

Investment Income	$18,940	$15,177	$47,322	$48,040

Less: Purchase discount accretion	$(3,618)	$(25)	$(3,634)	$(210)

Core Investment Income	$15,322	$15,152	$43,688	$47,830

Fair Value of Investments

The composition of our investment portfolio as of September 30, 2025, and December 31, 2024, at cost and fair value was as follows:

($ in thousands)	September 30, 2025			December 31, 2024
Security Type	Cost/Amortized Cost	Fair Value	Fair Value Percentage of Total Portfolio	Cost/Amortized Cost	Fair Value	Fair Value Percentage of Total Portfolio
First Lien Debt	$396,117	$386,403	71.6%	$311,673	$289,957	71.6%
Second Lien Debt	44,507	38,994	7.2%	34,892	28,996	7.2%
Subordinated Debt	26,788	24,832	4.6%	8,059	1,740	0.4%
Collateralized Loan Obligations	1,381	2,179	0.4%	5,318	5,193	1.3%
Joint Ventures	62,020	46,301	8.6%	66,747	54,153	13.4%
Equity	44,227	40,793	7.6%	31,921	24,762	6.1%
Asset Manager Affiliates(1)	17,791	—	—	17,791	—	—
Derivatives	31	199	0.0%	31	220	—

Total	$592,862	$539,701	100.0%	$476,432	$405,021	100.0%

(1)	Represents the equity investment in the Asset Manager Affiliates.

Liquidity and Capital Resources

As of September 30, 2025, the Company had approximately $324.6 million (par value) of outstanding borrowings at a current weighted average interest rate of 6.1%, of which $160.5 million par value had a fixed rate and $164.1 million par value had a floating rate.

As of September 30, 2025, and December 31, 2024, the fair value of investments and cash were as follows:

($ in thousands) Security Type	September 30, 2025	December 31, 2024
Cash and Cash Equivalents	$2,844	$17,532
Restricted Cash	14,602	22,421
First Lien Debt	386,403	289,957
Second Lien Debt	38,994	28,996
Subordinated Debt	24,832	1,740
Equity	40,793	24,762
Collateralized Loan Obligations	2,179	5,193
Asset Manager Affiliates	—	—
Joint Ventures	46,301	54,153
Derivatives	199	220

Total	$557,147	$444,974

As of September 30, 2025, the Company had unrestricted cash of $2.8 million and restricted cash of $14.6 million. This compares to unrestricted cash of $11.2 million and restricted cash of $13.4 million as of June 30, 2025. As of September 30, 2025, the Company had $69.2 million of available borrowing capacity under the JPM Credit Facility and $41.7 million of available borrowing capacity under the KB Credit Facility.

Interest Rate Risk

The Company’s investment income is affected by fluctuations in various interest rates, including SOFR and prime rates.

As of September 30, 2025, approximately 85.2% of our Debt Securities Portfolio at par value were either floating rate with a spread to an interest rate index such as SOFR. 84.1% of these floating rate loans contain floors ranging between 0.50% and 5.25%. We generally expect that future portfolio investments will predominately be floating rate investments.

In periods of rising or lowering interest rates, the cost of the portion of debt associated with the 7.50% Notes Due 2028, 7.75% Notes Due 2030, 4.875% Notes due 2026, 2032 Convertible Notes and LRFC 2026 Notes would remain the same, given that this debt is at a fixed rate, while the interest rate on borrowings under the Great Lakes Portman Ridge Funding LLC Revolving Credit Facility and the KeyBank Credit Facility would fluctuate with changes in interest rates.

Generally, the Company would expect that an increase in the base rate index for floating rate investment assets would increase gross investment income and a decrease in the base rate index for such assets would decrease gross investment income (in either case, such increase/decrease may be limited by interest rate floors/minimums for certain investment assets).

	Impact on net investment income from a change in interest rates at:
($ in thousands)	1%	2%	3%
Increase in interest rate	$2,161	$4,369	$6,596
Decrease in interest rate	$(2,142)	$(4,209)	$(5,742)

Conference Call and Webcast

We will hold a conference call on Friday, November 7, 2025, at 10:00 am Eastern Time to discuss our third quarter 2025 financial results. To access the call, stockholders, prospective stockholders and analysts should dial (646) 307-1963 approximately 10 minutes prior to the start of the conference call and use the conference ID 8901797.

A replay of this conference call will be available shortly after the live call through November 16, 2025.

A live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis at https://edge.media-server.com/mmc/p/smghw6d2. The online archive of the webcast will be available on the Company’s website shortly after the call at www.bcpinvestmentcorporation.com in the Investor Relations section under Events and Presentations.

Certain Information Regarding the Tender Offer

The information in this press release describing the Company’s Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock in the Tender Offer. The Tender Offer will be made only pursuant to the Offer to Purchase and the related materials that the Company expects to file with the Securities and Exchange Commission on November 10, 2025, and will distribute to its stockholders, as they may be amended or supplemented. Stockholders should read such Offer to Purchase and related materials carefully and in their entirety because they contain important information, including the various terms and conditions of the Tender Offer. Stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the Securities and Exchange Commission from the Securities and Exchange Commission’s website at www.sec.gov. Stockholders will also be able obtain a copy of these documents from the Company’s website at www.bcpinvestmentcorporation.com. Stockholders are urged to carefully read all of these materials prior to making any decision with respect to the Tender Offer.

About BCP Investment Corporation

BCP Investment Corporation (Nasdaq: BCIC) is a publicly traded, externally managed closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act. BCIC’s middle market investment business originates, structures, finances and manages a portfolio of term loans, mezzanine investments and selected equity securities in middle market companies. BCIC’s investment activities are managed by its investment adviser, Sierra Crest Investment Management LLC, an affiliate of BC Partners Advisors L.P.

BCIC’s filings with the Securities and Exchange Commission (the “SEC”), earnings releases, press releases and other financial, operational and governance information are available on BCIC’s website at www.bcpinvestmentcorporation.com.

About BC Partners Advisors L.P. and BC Partners Credit

BC Partners is a leading international investment firm in private equity, private credit and real estate strategies. Established in 1986, BC Partners has played an active role in developing the European buyout market for three decades.

Today, BC Partners executives operate across markets as an integrated team through the firm’s offices in North America and Europe. For more information, please visit https://www.bcpartners.com/.

BC Partners Credit was launched in February 2017 and has pursued a strategy focused on identifying attractive credit opportunities in any market environment and across sectors, leveraging the deal sourcing and infrastructure made available from BC Partners.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. The matters discussed in this press release, as well as in future oral and written statements by management of BCP Investment Corporation, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance and include, but are not limited to, projected financial performance, expected development of the business, plans and expectations about future investments and the future liquidity of the Company. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “outlook”, “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove to be incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.

Important assumptions include our ability to originate new investments, and achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this press release should not be regarded as a representation that such plans, estimates, expectations or objectives will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) uncertainty of the expected financial performance of the Company; (2) expected synergies and savings associated with merger transactions effectuated by the Company; (3) the ability of the Company and/or its adviser to implement its business strategy; (4) evolving legal, regulatory and tax regimes; (5) changes in general economic and/or industry specific conditions, including but not limited to the impact of inflation; (6) the impact of increased competition; (7) business prospects and the prospects of the Company’s portfolio companies; (8) contractual arrangements with third parties; (9) any future financings by the Company; (10) the ability of Sierra Crest Investment Management LLC to attract and retain highly talented professionals; (11) the Company’s ability to fund any unfunded commitments; (12) any future distributions by the Company; (13) changes in regional or national economic conditions and their impact on the industries in which we invest; (14) the Company’s ability and expectation to complete its tender offer; and (15) other changes in the conditions of the industries in which we invest and other factors enumerated in our filings with the SEC. The forward-looking statements should be read in conjunction with the risks and uncertainties discussed in the Company’s filings with the SEC, including the Company’s most recent Form 10-K and other SEC filings. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required to be reported under the rules and regulations of the SEC. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that the Company in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Contacts:

BCP Investment Corporation

650 Madison Avenue, 3rd floor

New York, NY 10022

info@bcpinvestmentcorp.com

Brandon Satoren

Chief Financial Officer

Brandon.Satoren@bcpartners.com

(212) 891-2880

The Equity Group Inc.

Lena Cati

lcati@theequitygroup.com

(212) 836-9611

The Equity Group Inc.

Val Ferraro

vferraro@theequitygroup.com

(212) 836-9633

BCP INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except share and per share amounts)	September 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
Investments at fair value:
Non-controlled/non-affiliated investments (amortized cost of $465,407 and $358,153, respectively)	$449,517	$327,622
Non-controlled affiliated investments (amortized cost of $84,981 and $68,858, respectively)	79,465	64,384
Controlled affiliated investments (amortized cost of $42,474 and $49,421, respectively)	10,719	13,015

Total Investments at fair value (amortized cost of $592,862 and $476,432, respectively)	$539,701	$405,021
Cash and cash equivalents	2,844	17,532
Restricted cash	14,602	22,421
Interest receivable	5,887	6,088
Dividend receivable	1,374	1,367
Other assets	3,436	1,205

Total Assets	$567,844	$453,634

LIABILITIES
4.875% Notes Due 2026 (net of deferred financing costs and original issue discount of $454 and $1,017, respectively)	$107,546	$106,983
Great Lakes Portman Ridge Funding LLC Revolving Credit Facility (net of deferred financing costs of $949 and $1,322, respectively)	129,830	158,157
2026 Notes (net of deferred financing costs and original issue discount of $420 and $—, respectively)	49,580	—
2032 Convertible Notes (net of deferred financing costs and original issue discount of $132 and $—, respectively)	2,368	—
KeyBank Credit Facility (net of deferred financing costs of $967 and $—, respectively)	32,365	—
Management and incentive fees payable	2,690	2,713
Accounts payable, accrued expenses and other liabilities	2,794	3,007
Accrued interest payable	5,847	3,646
Payable for Unsettled Trades	3,520	—
Due to affiliates	—	635

Total Liabilities	$336,540	$275,141
COMMITMENTS AND CONTINGENCIES
NET ASSETS
Common stock, par value $0.01 per share, 20,000,000 common shares authorized; 13,959,765 issued, and 13,176,582 outstanding at September 30, 2025, and 9,960,785 issued, and 9,198,175 outstanding at December 31, 2024	$132	$92
Capital in excess of par value	763,828	714,331
Total distributable (loss) earnings	(532,656)	(535,930)

Total Net Assets	$231,304	$178,493
Total Liabilities and Net Assets	$567,844	$453,634

Net Asset Value Per Common Share	$17.55	$19.41

BCP INVESTMENT CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
INVESTMENT INCOME
Interest income:
Non-controlled/non-affiliated investments	$13,295	$11,357	$29,058	$35,891
Non-controlled affiliated investments	1,434	356	2,074	763

Total interest income	14,729	11,713	31,132	36,654
Payment-in-kind income:
Non-controlled/non-affiliated investments(1)	2,507	1,343	7,714	5,255
Non-controlled affiliated investments	198	209	501	504

Total payment-in-kind income	2,705	1,552	8,215	5,759
Dividend income:
Non-controlled affiliated investments	1,500	1,669	4,130	5,122

Total dividend income	1,500	1,669	4,130	5,122
Fees and other income:
Non-controlled/non-affiliated investments	6	243	128	505
Non-controlled affiliated investments	—	—	83	—

Total fees and other income	6	243	211	505

Total investment income	18,940	15,177	43,688	48,040

EXPENSES
Management fees	1,808	1,611	4,719	5,020
Performance-based incentive fees	1,069	1,230	2,956	3,838
Interest and amortization of debt issuance costs	5,514	5,120	14,042	16,210
Professional fees	621	283	1,476	1,357
Administrative services expense	505	596	1,365	1,313
Directors’ expense	154	143	440	466
Other general and administrative expenses	609	392	1,133	1,331

Total expenses	10,280	9,375	26,131	29,535
Waiver of performance-based incentive fees	(188)	—	(188)	—

Net expenses	10,092	9,375	25,943	29,535

NET INVESTMENT INCOME	8,848	5,802	17,745	18,505

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Net realized gains (losses) from investment transactions:
Non-controlled/non-affiliated investments	(1,318)	(11,419)	(11,047)	(13,754)
Non-controlled affiliated investments	(1,360)	—	(1,452)	—
Controlled affiliated investments	—	—	(6,192)	(6,644)

Net realized gain (loss) on investments	(2,678)	(11,419)	(18,691)	(20,398)
Net change in unrealized appreciation (depreciation) on:
Non-controlled/non-affiliated investments	12,773	5,430	14,662	(5,392)
Non-controlled affiliated investments	3,114	(994)	(1,042)	(2,909)
Controlled affiliated investments	(362)	75	4,651	6,917
Derivatives	—	—	(21)	—

Net change in unrealized appreciation (depreciation) on investments	15,525	4,511	18,250	(1,384)

Tax (provision) benefit on realized and unrealized gains (losses) on investments	1,935	—	1,726	537

Net realized gain (loss) and change in unrealized appreciation (depreciation) on investments, net of taxes	14,782	(6,908)	1,285	(21,245)

Net realized gain (loss) on extinguishment of debt	—	(403)	—	(655)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$23,630	$(1,509)	$19,030	$(3,395)

Net Increase (Decrease) In Net Assets Resulting from Operations per Common Share:
Net increase (decrease) in net assets per share resulting from operations – Basic	$1.88	$(0.16)	$1.84	$(0.37)
Weighted average common stock outstanding – Basic	12,549,643	9,244,033	10,337,858	9,295,008
Net increase (decrease) in net assets per share resulting from operations – Diluted	$1.86	$(0.16)	$1.83	$(0.37)
Weighted average common stock outstanding - Diluted	12,726,646	9,244,033	10,397,936	9,295,008
Net Investment Income Per Common Share:
Net investment income (loss) –- Basic	$0.71	$0.63	$1.72	$1.99
Net investment income (loss) – Diluted	$0.70	$0.63	$1.71	$1.99

(1)

During the three months ended September 30, 2025 and 2024, the Company received less than $0.1 million and $— million, respectively, of non-recurring fee income that was paid in-kind and included in this financial statement line item. During the nine months ended September 30, 2025 and 2024, the Company received $0.3 million and $0.1 million, respectively, of non-recurring fee income that was paid in-kind and included in this financial statement line item.